MIDTOWN PARTNERS & CO., LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2015

NET CAPITAL:	
Total member's equity	$ 222,534
Less non-allowable assets:	
Securities owned	551
Property and equipment	9,468
Prepaid expenses	9,776
Deposits	30,416
	50,211
Net capital before haircuts	172,323
Less haircuts on securities positions	33,415
Net capital	138,908
Minimum net capital required	5,000
Excess net capital	$ 133,908
Aggregate indebtedness	$ 19,772
Percentage of aggregate indebtedness to net capital	14.23%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2015

There is no significant difference between net capital reported in Part IIA of Form X-17A-5 as of December 31, 2015 and net capital as reported above.